P&O
Established 1837

04045904

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 0 4 2004
WASH, D.C. 179 SECTION

29 October 2004

82-2083

Dear Sirs

P&O PORTS AND CMA CGM SIGN NEW PORT DEAL IN FRANCE

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sandra Scott
Deputy Company Secretary

PROCESSED
NOV 0 8 2004
THOMSON
FINANCIAL

enc

11/5

P&O

News Release

29 October 2004

P&O PORTS AND CMA CGM SIGN NEW PORT DEAL IN FRANCE

P&O Ports and CMA CGM announce that they have signed a 36 year concession with the Port Authority of Le Havre, France to equip and operate two berths and associated yard space as part of the first phase of the Le Havre Port 2000 development. The terminal, Terminal de France, will be operational in early 2006 and will have a capacity of 675,000 teus.

The concession with the Port Authority has been signed with General Manutention Portuaire SA (GMP), a subsidiary of P&O Ports and CMA CGM's joint venture Portsynergy SAS. GMP will invest approximately €100 million in equipment, yard surfacing, buildings and associated services. The 700m quayline will be equipped with six super-post panamax cranes.

Le Havre is the largest container port in France handling 2 million teus in 2003. The growth of containerised cargo in Le Havre has averaged 6% per annum since 1991. As a result existing facilities operate at very high utilisation levels and there is demand to develop new capacity.

Terminal de France is situated on the right bank of the Seine estuary and will provide deep water draft of between 14.5 and 16 metres.

P&O Ports and CMA CGM consider that this is an important expansion opportunity which will ensure GMP customers receive an even better level of service at Le Havre.

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73

Further information: **P&O Ports:**

Roger Roels, Regional Director, P&O Ports
Tel: +32 (0)356 15599

Victoria Moth, Corporate Communications Manager, P&O
Tel: +44 (0)20 7321 4593

Andrew Lincoln, Investor relations and strategy manager, P&O
Tel: +44 (0)20 7321 4490

CMA CGM:
Roger Bottau, International Press Manager
Tel: +33 (0)4 88 91 90 35

Notes to editors:

1. P&O Ports is a leading global port operator. With 27 container terminals and logistics operations in over 100 ports it has a presence in 18 countries. In 2003, P&O Ports' total throughput worldwide was 11.3 million teus.
2. CMA CGM is the fifth largest containerised shipping group operating a fleet of 170 vessels linking 212 ports over 126 countries. In 2004, CMA CGM will transport about 3.7 million teus containers for a forecasted turnover of €4 billion.
3. teu = twenty foot equivalent unit. This is the standard size of a container and is a common measure of capacity in the container industry.

(ends)